Daniel L. Forman Partner	1251 Avenue of the Americas New York, New York 10020
T: (212) 419-5904 E:dforman@lowenstein.com

December 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston, David Lin

Re:	Soluna Holdings, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed November 12, 2024
File No. 333-282559

Ladies and Gentlemen:

On behalf of Soluna Holdings, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 5, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on November 12, 2024. In connection with such responses, the Company is concurrently filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed November 12, 2024

General

1.	We note your response to prior comment 1 and revised offering size. As we continue to evaluate your response, please provide us with a more detailed legal and factual analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i), including an analysis of each of the factors material to this determination. In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and for the reasons discussed below, the Company submits that the offering contemplated by the Amended Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”). The offering is not the type of transaction about which the Staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the Staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules supports a conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of the Company.

A.	Background

On August 12, 2024, the Company entered into (i) a Standby Equity Purchase Agreement (the “SEPA”) and (ii) a Registration Rights Agreement (the “Registration Rights Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited company (the “Investor”). Upon the terms and subject to the conditions and limitations set forth in the SEPA, the Investor has committed to purchase up to an aggregate of $25.0 million of shares (the “Shares”) of common stock of the Company, par value $0.001 per share (the “Common Stock”), at the Company’s request from time to time during a 24-month period commencing on August 12, 2024. Pursuant to the Registration Rights Agreement, the Company agreed to register the Shares for resale by the Investor. The Company is filing the Amended Registration Statement pursuant to the Registration Rights Agreement.

On November 15, 2024, at a Special Meeting of Stockholders and pursuant to the rules of the Nasdaq Capital Market, the Company obtained stockholder approval to issue to the Investor, pursuant to the SEPA, shares of Common Stock that exceed 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the SEPA.

The Investor is an institutional investor that invests in a wide range of companies and industries. Prior to entering into the SEPA, the Investor did not own any securities of the Company and was not affiliated with the Company or any of its officers, directors or any other greater than 5% holder of the Company’s outstanding shares of Common Stock. The Shares will be issued by the Company pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. In the SEPA, the Investor represented to the Company that it is an “Accredited Investor” as defined in Rule 501(a)(3) of Regulation D. In addition, the Investor made representations and warranties in the SEPA regarding its investment intent, including representations that it is purchasing the Shares for its own account, for investment purposes and not for the purpose of effecting any distribution of the Shares in violation of the Securities Act.

B.	Rule 415 Analysis

In 1983, the SEC adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§ 239.13 or § 239.33 of this chapter), or on Form N-2 (§§ 239.14 and 274.11a-1 of this chapter) pursuant to General Instruction A.2 of that form, which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary ….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Amended Registration Statement. In the Company’s view, based on a proper consideration of all of those factors, the Staff should conclude that the Amended Registration Statement relates to a valid secondary offering.

1. The length of time that the Investor will hold the Shares.

The Shares may be sold by the Company to the Investor at the Company’s request from time to time during the 24-month period that began in August of 2024 when the SEPA was executed. In this regard, CDI Question 139.13 of the CDIs for Securities Act Sections provides that no minimum holding period is required, and the SEC will permit a company to register the resale of the underlying securities prior to exercise of a put right, where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, the Investor has accepted the market risk of its investment from the date of entering into the SEPA, including market risk related to the shares of Common Stock that the Company may choose, in its sole discretion, to put to the Investor pursuant to the terms of the SEPA.

2. The circumstances under which the Investor will receive the Shares.

The Investor will receive the Shares offered in the Amended Registration Statement pursuant to the privately negotiated transaction between the Company and Investor completed at arm’s length prior to the initial filing of the Registration Statement. Although the Investor is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Amended Registration Statement, the Company respectfully notes that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the SEPA, however, the Investor will purchase any shares of Common Stock put to it by the Company at a slight discount to the market price for the Common Stock. The Investor is required to take the Shares put to it by the Company under the SEPA (subject to a 9.99% beneficial ownership blocker), and there is no agreement or arrangement regarding the price at which the Investor will resell such Shares to the public pursuant to the Amended Registration Statement. In addition, the Investor will purchase the Shares for investment purposes and specifically represented that it is not acquiring the Shares for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false.

Also, there is no evidence that a distribution would occur if the Amended Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods (emphasis added).”

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Amended Registration Statement were registered. The Company has no reason to believe that the Investor will conduct any road shows or take any other actions to condition the market for its shares of Common Stock.

Further, the existence of the Registration Rights Agreement does not alter the conclusion that the Investor will purchase the Shares for investment and not with the intent to effect a distribution in violation of the Securities Act. Although the Investor bargained for registration rights, registration rights, in and of themselves, do not evidence an intention on the part of the Investor to effect a distribution in violation of the Securities Act.

3. The relationship of the Investor to the Company.

The Investor is not an affiliate of the Company, a broker-dealer or an affiliate of a broker-dealer. The only relationship between the Investor and the Company is the relationship established through the SEPA and the transactions contemplated thereby. The Investor has agreed to acquire the Company’s securities for investment purposes, and is at market risk for all Shares purchased as part of its investment. The Investor will receive all proceeds from the sale of Shares pursuant to the Amended Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of the sale by the Company to the Investor are not dependent on the price at which the Investor ultimately sells the Shares pursuant to the Amended Registration Statement. In addition, the Investor will not receive a commission or any other remuneration from the Company if and when the Shares are sold to the Investor under the SEPA. The Investor will retain all proceeds from the resale of Shares pursuant to the Amended Registration Statement, and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

The Company also notes that even if the Investor was an affiliate of the Company, pursuant to Question 212.15 of the CDIs for Securities Act Rules, the Staff has acknowledged that “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

For the reasons set forth above, the Company submits that the Investor’s relationship to the Company as an investor that assumes market risk with respect to the Shares it acquires under the SEPA does not support a conclusion that it is acting on behalf of the Company.

4. The number of shares involved.

Pursuant to the Amended Registration Statement, the Company is seeking to register an aggregate of 3,000,000 shares of Common Stock that may be issued pursuant to SEPA (not including the 59,382 shares of Common Stock issued to the Investor as consideration for its irrevocable commitment to purchase shares of Common Stock pursuant to the SEPA)1. The number of Shares involved in the offering does not support a conclusion that the Investor is acting on behalf of the Company and should not raise concerns about a “disguised” primary offering.

1 As of December 13, 2024, the Company had 10,090,584 shares of Common Stock outstanding. 7,138,531 shares of Common Stock were held by persons other than affiliates of the Company. The 3,000,000 shares that the Company may issue under the SEPA and which the Company seeks to register on the Amended Registration Statement represent approximately 30% of the Company's total outstanding shares and approximately 42% of the Company's outstanding shares held by non-affiliates.

It is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. The Company also respectfully notes that Question 612.12 of the CDIs for Securities Act Rules describes a scenario where a holder of 73% of an issuer’s stock would be able to effect a valid secondary offering. This CDI states: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides that “[s]econdary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added). These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company and the Investor, as discussed elsewhere in this response, support the conclusion that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

5. The Investor is not in the business of underwriting securities.

The Investor is not in the business of underwriting securities and is not a registered broker-dealer. In fact, the Investor and its principals have a history of entering into investments, including equity line transactions, that are fundamentally similar to the transaction it has entered into with the Company.

6. The Company will not receive any proceeds from the resales of Shares pursuant to the Amended Registration Statement.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Company will not receive any proceeds from the sale or other disposition of the Shares offered by the Investor. The Company respectfully submits that this factor supports the conclusion that the Amended Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

7. It does not appear under all of the circumstances that the Investor is acting as a conduit to the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Investor is acting on its own behalf and is not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Amended Registration Statement.

The Amended Registration Statement is being filed by the Company to comply with its obligations under the Registration Rights Agreement and SEPA. The Company does not have an underwriting relationship with the Investor, and the Investor is not acting on behalf of the Company with respect to the Shares being registered for resale under the Amended Registration Statement. The Investor has represented that it is purchasing the Shares for its own account, for investment purposes and not for the purpose of effecting any distribution of the Shares in violation of the Securities Act.

Other than the investment terms and conditions and limited covenants provided for under the SEPA, the Company does not have any material relationship with the Investor. The Investor is not acting as a financial advisor or fiduciary of the Company and, subject to limited restrictions under the SEPA, may engage in trading in the Company’s securities independently and without the Company’s knowledge or control. The Investor was introduced to the Company and solicited to make an investment with the Company by Northland Capital Markets, a FINRA member firm acting on behalf of the Company.

The Investor has agreed to bear the economic risk of its investment over the term of the SEPA. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. Additionally, the Investor is not in the business of underwriting securities, and the Company will not receive any proceeds from sales of the Shares by the Investor.

C. Conclusion.

On the basis of the foregoing, the Company believes that the offering covered by the Amended Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

2.	We note your response to prior comment 2 and partially reissue. Since this appears to be a private equity line financing, please revise to more specifically name YA II PN, Ltd., the equity line investor (the “Investor”), as an underwriter for the resale of the equity line shares, or advise. At a minimum, this disclosure should appear on the prospectus cover page and in the plan of distribution section.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure throughout the Amended Registration Statement, including on the cover page and in the plan of distribution section to specifically name YA II PN, Ltd. as an underwriter for the resale of the equity line shares.

3.	Refer to your response to prior comment 4 and related revisions. We note that as a “consent fee” to your Selling Holder, Chuntao Zhou (the Series B Holder), you are obligated to issue an amount of shares equal to 10% of those issued under the Standby Equity Purchase Agreement (“SEPA”) and your supplemental response that, “The shares ‘to be issued’ are a variable consent fee (emphasis added) and are issued as the SEPA is drawn upon.” Please note that in order for the private placement of the shares to be complete and the selling shareholder to be at market risk, (i) the per share purchase price must be fixed and cannot be subject to adjustment based on the market price of the common stock and (ii) the selling shareholder must be irrevocably bound to purchase a set number of securities at the time of the filing of the resale registration statement. For guidance, refer to Questions 139.06 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. Given the “variable consent fee” with respect to the shares “to be issued” to this Selling Holder, the per share purchase price appears undetermined. As such, this Selling Holder does not appear to be irrevocably bound to purchase a set number of securities for a set purchase price that is not market-based or to be at market risk with respect to its investment. Accordingly, please remove from the registration statement any shares which you had not issued to this Selling Holder prior to October 9, 2024, which is the filing date of your initial registration statement. Alternatively, please provide us with a detailed legal analysis of why this private placement was completed prior to your attempt to register the resale of such shares and whether the closing of this private placement will occur within a short time after the effectiveness of your registration statement, as contemplated by Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has removed the shares that may be issued pursuant to the variable consent fee from the Amended Registration Statement. The Company intends to register such shares for resale on a subsequent registration statement. The Company has included in the Amended Registration Statement 140,000 shares of Common Stock issuable upon the exercise of warrants that were issued to the Series B Holder on October 1, 2024 (the “Warrant Shares”) in connection with its consent to the transactions underlying the SEPA. The Company is obligated to register the Warrant Shares pursuant to the Waiver Agreement, dated October 1, 2024, between the Company and the Series B Holder. Pursuant to Question 139.11 of the CDIs for Securities Act Sections, the Company is permitted to register the resale of the Warrant Shares prior to their issuance as the Company has completed a Section 4(a)(2)-exempt issuance of such warrants.

Cover Page

4.	We note your response to prior comment 6 and reissue in part. Please revise the definition of “Series B Holder” on the cover page to identify the Series B Holder by name (i.e., Chuntao Zhou).

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and has revised the definition of “Series B Holder” on the cover page to identify the Series B Holder by name.

5.	Refer to your disclosure in the last sentence of the second paragraph on the cover page that “[s]uch Selling Holders and any permitted transferee are deemed to be an ‘underwriter’ within the meaning of Section 2(a)(11) of the Securities Act of 1933...” (emphasis added). Please address the following points in your next amendment or response letter, as applicable:

●	Revise the phrase “[s]uch Selling Holders” to read “the Selling Holders” to avoid the possible interpretation that certain specified Selling Holders, rather than all the Selling Holders, are deemed to be “underwriters,” consistent with your disclosure elsewhere (page 11, paragraph 6) that “[t]he Selling Holders...are deemed to be ‘underwriters’...,” or advise otherwise.
●	It appears you may have concluded that any permitted transferee of the Selling Holders, including but not limited to the Investor, is deemed to be an “underwriter.” Please supplementally clarify whether this is the case. We may have further comments based upon your response and any revisions.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and has revised the cover page to clarify that only the Investor is deemed to be an underwriter. In addition, the Company has revised the cover page to remove the reference to transferees being deemed underwriters.

6.	In the fifth-to-last paragraph on the cover page, you state that “[i]f any underwriters, dealers or agents are involved in the sale of any of the [Selling Holders’] securities, their names and any applicable purchase price, fee, commission or discount arrangement...will be set forth...in any applicable prospectus supplement.” Please confirm your understanding that the retention by a Selling Holder of an underwriter would constitute a material change to your plan of distribution requiring a posteffective amendment, and revise your disclosure throughout accordingly. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the retention by a Selling Holder of an underwriter would constitute a material change to its plan of distribution requiring a post-effective amendment. The Company has revised its disclosure throughout the Amended Registration Statement to reflect such requirement.

7.	In the same paragraph noted above, we note your revised disclosure in response to prior comment 3 that you “will supplement this prospectus with any information regarding any permitted transferees of the Selling Holders when such transferees become identifiable.” Please address the following points:

●	It appears that a post-effective amendment could be required in certain circumstances. Please revise to clarify in the above-referenced disclosure that you will file a prospectus supplement or post-effective amendment, as necessary. For guidance, refer to Question 220.04 of the Securities Act Rules Compliance and Disclosure Interpretations.
●	Furthermore, please confirm that you will file a post-effective amendment to identify any permitted transferees of the Investor and name them as underwriters for the resale of the equity line shares before such transferees use this prospectus, and revise your disclosure accordingly.

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify that it will file a prospectus supplement or post-effective amendment, as necessary, with any information regarding any permitted transferee. The Company confirms that it will file a post-effective amendment to identify any permitted transferees of the Investor and name them as underwriters for the resale of the equity line shares before such transferees use the prospectus. The Company has also revised the disclosure in the Amended Registration Statement accordingly.

Selling Holders, page 9

8.	We note your response to prior comment 7 and partially reissue. In the first paragraph on page 9, you state that this prospectus covers the resale of “up to an aggregate 11,308,642 shares of your common stock issuable to the Investor and the Series B Holders in connection with advances under the SEPA” (emphasis added). Please reconcile with your disclosure elsewhere (e.g., the cover page) that this prospectus covers the resale of up to 11,000,000 shares issuable pursuant to the terms of the SEPA (consisting of 10,000,000 shares and 1,000,000 shares issuable to the Investor and the Series B Holder, respectively) and 308,642 shares issued to “two other Selling Holders...in connection with prior investment banking activities unrelated to the SEPA” (emphasis added). Please also revise the first paragraph on page 9 to more specifically identify the “remaining Selling Holders” who received their shares in connection with prior investment banking services unrelated to the SEPA, as your disclosure references.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Amended Registration Statement, including the Selling Holders section, to clarify that a total of 3,508,024 shares are being registered for resale comprising of (i) 3,059,382 shares issued or issuable under the SEPA, (ii) 140,000 Warrant Shares and (iii) 308,642 shares that were issued pursuant to the General Release Agreement, dated October 1, 2024, between the Company and Univest (the “Release Agreement”). The Company has revised the disclosure on page 9 to specifically identify the Selling Holders that received shares pursuant to the Release Agreement. The shares issued in connection with the variable consent fee have been removed from the Amended Registration Statement.

9.	We note your response to prior comment 9. Please address the following points in your next amendment or response letter, as applicable:

●	Revise your prospectus to clearly describe the material terms of the transactions from which each of Univest Securities, LLC (“Univest”) and Bradley Richmond, your Selling Holders, originally received their shares being registered for resale, including the exemption from registration for the initial transaction and the date thereof. To the extent either/both of Univest and Bradley Richmond received their resale shares pursuant to the General Release Agreement filed as Exhibit 10.119 to the registration statement, as your response appears to indicate, explain how the number of shares received was calculated pursuant to the terms thereof.
●	Given that Bradley Richmond does not appear to be a party to the General Release Agreement in his individual capacity, please describe any further transactions taking place that gave Bradley Richmond ownership of his resale shares, or advise otherwise, and file any related agreements as exhibits to your registration statement, if required by Item 601 of Regulation S-K.
●	Disclose the date the “5,938 consent shares of common stock” were issued to the Series B Holder in relation to the SEPA, as referenced in footnote 9 to the Selling Holders table on page 9, and the exemption from registration for the transaction.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and has included in the Amended Registration Statement a description of the material terms of the Release Agreement, as well as the exemption from registration for the initial transaction and the date of issuance. Univest is a FINRA-registered broker dealer, and Bradley Richmond is a FINRA-registered broker and is an employee of and affiliated with Univest. The shares were issued to Univest and Bradley Richmond pursuant to the Release Agreement in connection with investment banking services Univest had previously provided to the Company (such investment banking services did not include the underwriting of any securities). Such services were unrelated to the transactions contemplated by the SEPA. Pursuant to Section 2 of the Release Agreement, the number of shares was calculated based upon the $1,000,000 market value referenced therein and five-day VWAP ending on October 1, 2024 ($3.24). The Company also disclosed in the Amended Registration Statement how the number of shares was calculated pursuant to the terms of the Release Agreement. While Bradley Richmond is not a party to the Release Agreement, the Company was requested by Univest to issue the shares to him as its designee. Such shares represented a portion of the shares required to be issued to Univest pursuant to the Release Agreement. The shares issued to both Univest and Bradley Richmond were issued in a private placement pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act.

The Company has revised the disclosure in footnote 9 to the Selling Holders table to disclose the date the shares were issued and the exemption from registration for the transaction.

Plan of Distribution, page 11

10.	We note your response to prior comment 10 states that the “shares issued to Univest Securities and Brad Richmond were not issued as underwriting compensation. The issuance of such shares is intended to settle obligations for other transactions that have closed in excess of a year ago.” In addition, in third paragraph on page 11, you state that “Univest and Bradley Richmond received shares offered under this prospectus as compensation [sic] investment banking services provided to the Company. As such (emphasis added), Univest and Bradley Richmond are deemed an ‘underwriter’ under the Securities Act.” Please revise your disclosure throughout to clearly state whether: (i) the shares issued to Univest and Bradley Richmond were issued as compensation for underwriting/investment banking services; and (ii) Univest and Bradley Richmond are underwriters. With a view towards revised disclosure, please also tell us in reasonable detail the nature of the company’s payment obligations to Univest and/or Bradley Richmond for which the issuance of such shares is intended to settle. In this regard, please advise whether such share issuance is intended to settle payment obligations for previous underwriting or investment banking services provided by Univest and/or Bradley Richmond to the company. Please also revise to clarify whether Bradley Richmond is a registered broker-dealer or an affiliate of a broker dealer.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment. Univest is a FINRA-registered broker dealer, and Bradley Richmond is a FINRA-registered broker and is an employee of and affiliated with Univest. The shares were issued to Univest and Bradley Richmond pursuant to the Release Agreement in connection with investment banking services Univest had previously provided to the Company. Such services included investment banking advisory, placement agent and shareholder relations services from 2021 up until the execution of the Release Agreement on October 1, 2024. For the avoidance of doubt, these services did not include the underwriting of any securities and these services were unrelated to the transactions contemplated by the SEPA. Pursuant to the Release Agreement, the shares were issued to settle all financial matters between the Company and Univest, including any payment obligations that the Company had towards Univest in connection with the services that Univest provided, in exchange for a mutual release. The Company has added disclosure on the cover page and page 2 of the Amended Registration Statement to clarify what the issuance of shares to Univest was intended to settle. The Company has updated its disclosure in the Plan of Distribution Section to clarify that Univest and Bradley Richmond are not deemed underwriters with respect to the shares being registered for resale.

Exhibits

11.	We refer to your filing fee table filed as Exhibit 107 to your registration statement. Please address the following points in your next amendment or response letter, as applicable:

●	We note that in this amendment, the aggregate amount of common shares being offered does not reconcile with the amount reflected in your fee table. Please reconcile these amounts, including in any subsequent amendments to your filing going forward.
●	We note your reference that the registration fee was calculated pursuant to Rule 457(b). If you are relying on Rule 457(b) under the Securities Act to offset some or all of the filing fee due on this registration statement, please include a table disclosing any fee offset claims and sources, or advise. See Instruction 3.B to the “Calculation of Filing Fee Tables” on Form S-1.

Response to Comment 11:

The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 107 to reflect the aggregate number of shares of Common Stock being offered under the Amended Registration Statement and that the fee was calculated pursuant to Rule 457(c).

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please do not hesitate to call Daniel Forman of Lowenstein Sandler LLP at (212) 419-5904.

Very truly yours,

/s/ Daniel L. Forman

Daniel L. Forman

cc:	John Belizaire, Soluna Holdings, Inc. Steven Siesser, Lowenstein Sandler LLP